                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )1

                            Whitehall Jewellers, Inc.
                            -------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                  965 063 10 0
                                  ------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 18, 2005
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box /X/.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

----------------------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

------------------------------                           -----------------------
CUSIP No. 965 063 10 0                13D                    Page 2 of 14 Pages
------------------------------                           -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   2,018,400
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,018,400
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,018,400
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                           -----------------------
CUSIP No. 965 063 10 0                13D                    Page 3 of 14 Pages
------------------------------                           -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   2,018,400
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,018,400
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,018,400
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                           -----------------------
CUSIP No. 965 063 10 0                13D                    Page 4 of 14 Pages
------------------------------                           -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   2,018,400
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,018,400
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,018,400
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                           -----------------------
CUSIP No. 965 063 10 0                13D                    Page 5 of 14 Pages
------------------------------                           -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   2,018,400
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,018,400
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,018,400
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                           -----------------------
CUSIP No. 965 063 10 0                13D                    Page 6 of 14 Pages
------------------------------                           -----------------------

            This Statement is jointly filed by Newcastle Partners, L.P., a Texas limited partnership ("NP"), Newcastle Capital Management,  L.P., a Texas limited partnership ("NCM"),  Newcastle Capital Group, L.L.C., a Texas limited liability company  ("NCG")  and Mark E.  Schwarz  relating  to shares  of Common  Stock of
Whitehall Jewellers, Inc., a Delaware corporation (the "Issuer").

Item 1.     Security and Issuer.
            -------------------

Securities acquired:  Shares of Common  Stock,  $.001  par  value  (the  "Common
                      Stock")

Issuer:               Whitehall Jewellers, Inc.
                      155 North Wacker Drive, Suite 500
                      Chicago, Illinois 60606

Item 2.     Identity and Background.
            -----------------------

            (a) - (c) This  Statement is jointly  filed by NP, NCM, NCG and Mark
E. Schwarz, (collectively,  the "Reporting Persons"). Because Mark E. Schwarz is
the  managing  member of NCG,  which is the  general  partner  of NCM (with Mark
Schwarz,  NCG and NCM,  hereinafter  referred to as the "Controlling  Persons"), which in turn is the  general  partner of NP,  the  Controlling  Persons  may be deemed,  pursuant  to Rule  13d-3 of the  Securities  Exchange  Act of 1934,  as
amended (the "Act"),  to be the beneficial  owners of all shares of Common Stock held by NP. The Reporting Persons are filing this Statement jointly, as they may be considered a "group" under Section 13(d)(3) of the Act. However,  neither the fact of this  filing  nor  anything  contained  herein  shall be deemed to be an admission by the Reporting Persons that such a group exists.

            The  principal  occupation  of Mark E.  Schwarz  is  serving  as the managing  member of NCG. The principal  business of NCG is acting as the general partner of NCM. The principal  business of NCM is acting as the general  partner of NP. The principal  business of NP is investing in  securities.  The principal place of business for each of the Reporting Persons is 300 Crescent Court, Suite
1110, Dallas, Texas 75201.

            (d) During the last five years,  none of the  Reporting  Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years,  none of the  Reporting  Persons has been a party to a civil  proceeding  of a  judicial  or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order enjoining future  violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) NP,  NCM and NCG are  organized  under  the laws of the State of
Texas. Mr. Schwarz is a citizen of the United States of America.

------------------------------                           -----------------------
CUSIP No. 965 063 10 0                13D                    Page 7 of 14 Pages
------------------------------                           -----------------------

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            As of April 15, 2005,  NP had  invested  $15,091,280  (inclusive  of brokerage  commissions)  in shares of Common Stock of the Issuer.  The source of these funds was the working capital of NP.

Item 4.     Purpose of Transaction.
            ----------------------

            NP  purchased  the  Common  Stock  based  on the  belief  that  such securities,  when  purchased,  were  undervalued  and  represented an attractive
investment  opportunity.   Depending  upon  overall  market  conditions,   other
investment  opportunities,  and the  availability  of Common  Stock at desirable prices,  the Reporting  Persons may endeavor to increase  their  position in the
Issuer through,  among other things, the purchase of Common Stock in open market or private transactions on such terms and at such times as the Reporting Persons deem advisable.

            The Reporting  Persons have filed this  Statement as a result of the
Issuer's  recently  reported  changes in management and likely future changes in the composition of its Board of Directors. The Reporting Persons intend to enter into discussions  with management to discuss the performance of the Issuer.  The
Reporting  Persons  also  intend  to enter  into  discussions  with the Board of
Directors to seek Board representation.

            The Reporting  Persons reserve the right to take any and all actions as they deem  appropriate with respect to their  investment  including,  without limitation,  making proposals to the Issuer  concerning the  capitalization  and operations  of the Issuer,  communicating  with other  stockholders,  conducting solicitations or withhold campaigns under the proxy rules, purchasing additional
Common  Stock in the open  market or  through  proposals  to the  Issuer and its stockholders,  selling  some or all of their  Common  Stock,  engaging  in short selling  of or any  hedging or similar  transaction  with  respect to the Common
Stock or changing their  intention with respect to any and all matters  referred to in Item 4. The  Reporting  Persons  may in the  future  submit to the  Issuer nominations  of directors for election to the Board of Directors or  stockholder proposals as and to the extent, and subject to the limitations contained in, the
Issuer's certificate of incorporation and bylaws.

            Other than as described above, the Reporting Persons have no present plans or proposals that would result in any of the following:

            1. the  acquisition  by any person of  additional  securities of the
Issuer, or the disposition of securities of the Issuer;

            2.  any  extraordinary  corporate  transaction,  such  as a  merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            3. any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            4. any change in the present  board of  directors or managers of the
Issuer;

            5. any  material  change in the present  capitalization  or dividend policy of the Issuer;

            6. any other material  change in the Issuer's  business or corporate structure;

------------------------------                           -----------------------
CUSIP No. 965 063 10 0                13D                    Page 8 of 14 Pages
------------------------------                           -----------------------

            7. any  change  in the  Issuer's  charter,  by-laws  or  instruments corresponding  thereto or other  actions  which may impede  the  acquisition  of control of the Issuer by any person;

            8. causing a class of securities of the Issuer to be delisted from a national  securities  exchange or to cease to be  authorized  to be quoted in an inter-dealer quotation system of a registered national securities association;

            9.  causing a class of  equity  securities  of the  Issuer to become eligible for  termination of  registration  pursuant to Section  12(g)(4) of the
Act; or

            10. any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.
            -------------------------------------

            (a) The aggregate  percentage of shares of Common Stock  reported to be owned by the Reporting Persons is based upon 13,952,940  shares  outstanding, which is the total number of shares of Common Stock  outstanding  as of April 1,
2005,  as  reported  in the  Issuer's  Form 10-K filed with the  Securities  and
Exchange Commission on April 15, 2005.

            As of April 15, 2005,  NP  beneficially  owned  2,018,400  shares of
Common Stock,  representing  approximately  14.5% of the issued and  outstanding
Common Stock of the Issuer.

            NCM,  as  the  general   partner  of  NP,  may  also  be  deemed  to
beneficially own the 2,018,400 shares of Common Stock beneficially owned by NP.

            NCG,  as the  general  partner of NCM,  which in turn is the general partner of NP, may also be deemed to  beneficially  own the 2,018,400  shares of
Common Stock beneficially owned by NP.

            Mark E. Schwarz,  as the managing member of NCG, the general partner of NCM,  which in turn is the  general  partner  of NP,  may also be  deemed  to beneficially own the 2,018,400 shares of Common Stock beneficially owned by NP.

            NCM, NCG and Mr. Schwarz disclaim beneficial ownership of the shares of Common  Stock held by NP,  except to the extent of their  pecuniary  interest therein.

            (b) By virtue of his position  with NP, NCM and NCG, Mark E. Schwarz has the sole power to vote and dispose of the shares of Common Stock owned by NP reported in this Statement.

            (c) Schedule A annexed hereto lists all  transactions  in the Common
Stock during the past sixty days by the Reporting  Persons.  The transactions in the Common Stock were effected in the open market.

            (d) No person other than the Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the shares of Common Stock.

------------------------------                           -----------------------
CUSIP No. 965 063 10 0                13D                    Page 9 of 14 Pages
------------------------------                           -----------------------

            (e) Not applicable.

Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  With
            --------------------------------------------------------------------
            Respect to Securities of the Issuer.
            ------------------------------------

            Other   than  as   described   herein,   there  are  no   contracts,
arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

            1.   Joint Filing Agreement by and among Newcastle  Partners,  L.P.,
                 Newcastle Capital  Management,  L.P.,  Newcastle Capital Group,
                 L.L.C. and Mark E. Schwarz, dated April 18, 2005.

------------------------------                           -----------------------
CUSIP No. 965 063 10 0                13D                    Page 10 of 14 Pages
------------------------------                           -----------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this
Statement is true, complete and correct.

Dated: April 18, 2005                 NEWCASTLE PARTNERS, L.P.

                                      By: Newcastle Capital Management, L.P.,
                                          its General Partner

                                      By: Newcastle Capital Group, L.L.C.,
                                          its General Partner

                                      By: /s/ Mark E. Schwarz
                                          ------------------------------------
                                          Mark E. Schwarz, Managing Member

                                      NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                      By: Newcastle Capital Group, L.L.C.,
                                          its General Partner

                                      By: /s/ Mark E. Schwarz
                                          -------------------------------------
                                          Mark E. Schwarz, Managing Member

                                      NEWCASTLE CAPITAL GROUP, L.L.C.

                                      By: /s/ Mark E. Schwarz
                                          -------------------------------------
                                          Mark E. Schwarz, Managing Member

                                       /s/ Mark E. Schwarz
                                       ----------------------------------------
                                       MARK E. SCHWARZ

------------------------------                           -----------------------
CUSIP No. 965 063 10 0                13D                    Page 11 of 14 Pages
------------------------------                           -----------------------

                                   SCHEDULE A

            Transactions in the Common Stock During the Past 60 Days
            --------------------------------------------------------

Shares of Common Stock             Price Per                  Date of
       Purchased                   Share($)                  Purchase
       ---------                   --------                  --------

                            NEWCASTLE PARTNERS, L.P.
                            ------------------------

         10,200                      7.14                    2/16/05
          2,000                      7.11                    2/17/05
          4,000                      7.08                    2/18/05
         10,000                      6.99                    2/22/05
            600                      7.03                    2/24/05
          2,600                      7.06                    2/28/05
         22,700                      7.08                    3/01/05
          2,100                      7.06                    3/02/05
         15,100                      7.05                    3/03/05
          5,000                      7.05                    3/04/05
            800                      7.07                    3/07/05
          8,800                      7.22                    3/08/05
          2,000                      7.16                    3/09/05
          4,800                      7.19                    3/14/05
          4,000                      7.18                    3/15/05
            500                      7.18                    3/16/05
            100                      7.30                    3/17/05
          4,400                      7.25                    3/18/05
          2,300                      7.24                    3/22/05
          8,800                      7.15                    3/23/05
          6,700                      7.24                    3/29/05
         29,600                      7.13                    3/30/05
         20,200                      7.20                    3/31/05
         11,100                      7.14                    4/01/05
          2,200                      7.15                    4/04/05
          6,100                      7.12                    4/05/05

------------------------------                           -----------------------
CUSIP No. 965 063 10 0                13D                    Page 12 of 14 Pages
------------------------------                           -----------------------

          6,400                      7.10                    4/06/05
          7,200                      7.08                    4/07/05
          5,000                      7.l8                    4/08/05
         23,800                      7.23                    4/11/05
          8,000                      7.19                    4/12/05
         10,000                      7.11                    4/13/05
         25,700                      6.97                    4/14/05
         18,400                      6.89                    4/15/05

                       NEWCASTLE CAPITAL MANAGEMENT, L.P.
                       ----------------------------------
                                      None

                         NEWCASTLE CAPITAL GROUP, L.L.C.
                         -------------------------------
                                      None

                                 MARK E. SCHWARZ
                                 ---------------
                                      None

------------------------------                           -----------------------
CUSIP No. 965 063 10 0                13D                    Page 13 of 14 Pages
------------------------------                           -----------------------

                                  EXHIBIT INDEX
                                  -------------

Exhibit                                                                     Page
-------                                                                     ----

1.     Joint Filing Agreement by and among Newcastle  Partners,  L.P.,
       Newcastle Capital  Management,  L.P.,  Newcastle Capital Group,
       L.L.C. and Mark E. Schwarz, dated April 18, 2005.                    14

------------------------------                           -----------------------
CUSIP No. 965 063 10 0                13D                    Page 14 of 14 Pages
------------------------------                           -----------------------

                             JOINT FILING AGREEMENT

                        In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the
Securities Exchange Act of 1934, as amended, the persons named below agree to the joint  filing on behalf of each of them of a Statement on Schedule 13D dated
April 18, 2005 (including  amendments  thereto) with respect to the Common Stock of Whitehall  Jewellers,  Inc. This Joint Filing  Agreement shall be filed as an
Exhibit to such Statement.

Dated: April 18, 2005                 NEWCASTLE PARTNERS, L.P.

                                      By: Newcastle Capital Management, L.P.,
                                          its General Partner

                                      By: Newcastle Capital Group, L.L.C.,
                                          its General Partner

                                      By: /s/ Mark E. Schwarz
                                          ------------------------------------
                                          Mark E. Schwarz, Managing Member

                                      NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                      By: Newcastle Capital Group, L.L.C.,
                                          its General Partner

                                      By: /s/ Mark E. Schwarz
                                          -------------------------------------
                                          Mark E. Schwarz, Managing Member

                                      NEWCASTLE CAPITAL GROUP, L.L.C.

                                      By: /s/ Mark E. Schwarz
                                          -------------------------------------
                                          Mark E. Schwarz, Managing Member

                                       /s/ Mark E. Schwarz
                                       ----------------------------------------
                                       MARK E. SCHWARZ